Exhibit 99.1

Acquisition Corp. Provides Corporate Update to Shareholders

SHISHI, CHINA, October 6, 2014 /PRNewswire/ -- Aquasition Corp. (the "Company") (NASDAQ: AQU), a company engaged in the design, manufacturing, marketing, distribution and sale of casual menswear in China, today announced a corporate development update to the Company’s investor presentation filed with the SEC on June 5th, 2014.

Corporate Name Change

The Company has scheduled a special meeting of stockholders on October 31 2014, in Shishi, China. The purpose of the meeting is to change the Company’s name from “Aquasition Corp.” to “KBS Fashion Group Limited”. The Company also intends to change its trading symbol from "AQU" to "KBSF", pending the shareholder approval of the company name change and the board resolutions to be adopted immediately after this meeting.

Operational Developments

The management has also confirmed that it has initiated the development of an online e-commerce operation that primarily targets the Asian markets. The website has been under development for the past 2 months and the latest version is expected to launch in October 2014 although an online operation will not be ready in 2014.

Additionally, the company has completed the building of its first stage of manufacturing facilities in September located in Taihu, Anhui Province. Once operational, the first stage of the manufacturing plant is expected to have an annual production capability of five million articles of clothes compared with two million articles at its existing production facility. The Company expects to move all manufacturing to its new Taihu location in the first quarter of 2015 after completing the initial set up and installation of production equipment. The new facility is expected to lower production costs as it becomes fully operational.

Finally, the management believes that the Company is on track to deliver profits in excess of US$27 million for 2014, after one-off listing expenses. The Company agreed to adopt a dividend policy for the payment of an annual dividend for the first two fiscal years after the closing of the transaction with KBS International Holdings Inc. (“KBS”) on August 1, 2014 in an amount equal to at least twenty percent (20%) of the Company’s distributable profits after tax and after compulsory statutory reserves. The payment date(s) have not been set yet but will be announced once the required board resolutions have been adopted.

Mr. Keyan Yan, Chairman & CEO of the Company commented, “We are pleased with the overall operational and financial progress of the Company and look forward to keeping investors updated on our latest operational initiatives in the weeks and months ahead.”

About Aquasition Corporation.

The common stock of Aquasition Corporation is listed in the United States on the NASDAQ Capital Market under the ticker symbol “AQU”. On 1st of August 2014, Aquasition Corp., previously a special purpose acquisition company, completed its merger with KBS and now operates in China and is a designer, manufacturer, retailer, and distributor of its own casual menswear brand, KBS, through a network of 114 KBS stores and over a number of multi-brand stores.

Forward-Looking Statements

This press release contains statements that are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this press release, other than statements of historical facts, are "forward-looking statements" for purposes of these provisions. The words "believe," "expect," "anticipate," "project," "targets," "optimistic," "intend," "aim," "will" or similar expressions are intended to identify forward-looking statements. You are cautioned that any such forward-looking statements are not guarantees of future performance and that a number of risks and uncertainties could cause our actual results to differ materially from those anticipated, expressed or implied in the forward-looking statements. These risks and uncertainties include, but not limited to, the factors mentioned in the "Risk Factors" section of our Annual Report on Form 20-F for the fiscal year ended December 31, 2013, and other risks mentioned in our other reports filed with the SEC, which are available over the Internet at the SEC's website at http://www.sec.gov. The Company assumes no obligation and does not intend to update any forward-looking statements, except as required by law.

For further information please contact:

Mr. Sterios Souyoutzoglou

Executive Director and Chief Strategic Officer

investor.relations@aquasitioncorp.com

T: +1 (646) 432 0752

www.kbschina.com

Mr. Bill Zima

ICR, Inc.

T: +1 (203) 682-8233